Exhibit 99.1

PAYSAFE REPORTS SECOND QUARTER 2021 RESULTS AND REAFFIRMS 2021 OUTLOOK

London, UK – August 16, 2021 – Paysafe Limited (“Paysafe” or the “Company”) (NYSE: PSFE) (PSFE.WS), a leading specialized payments platform, today announced its financial results for the second quarter of 2021.

Second Quarter 2021 Financial Highlights

(metrics compared to second quarter of 2020)

•	Total Payment Volume of $32.3 billion, increased 41%
•	Revenue of $384.3 million, increased 13%
•	Net income attributable to the Company of $6.6 million, compared to net loss of $15.9 million
•	Adjusted EBITDA of $118.8 million, increased 8%
•	Reaffirmed 2021 full year outlook

Philip McHugh, CEO of Paysafe, stated, “We are pleased with the continued momentum Paysafe exhibited over the second quarter with impressive growth and several key wins across iGaming and other attractive digital commerce verticals, including crypto. Paysafe also continues to drive value across the other pillars of our strategy, including strong execution on our cost program and our recently announced acquisitions in Latin America, creating the largest open banking solution in the region. In total, we remain confident in our 2021 outlook and the years ahead as we continue to see the combination of our eCommerce gateway, digital wallets, online banking, and eCash solutions as a true differentiator in the market.”

Strategic and Operational Highlights

•	Excluding the direct marketing vertical and a 2020 business divestiture, growth from all other revenue was 23% compared to the prior year
•	Continued strong momentum in North American iGaming, including 48% revenue growth; piloting enhanced Skrill digital wallet for U.S. iGaming with eight major brands
•

Expanded digital commerce across attractive verticals including digital goods (e.g., eCash live on Microsoft Store on Xbox), crypto (e.g., added 22 new cryptocurrencies to Skrill digital wallet), financial services (multiple eCash wins) and travel (e.g., launched safeguarding solution for travel industry)

•	68% volume growth in U.S. Acquiring compared to the prior year
•	Delivered on transformation initiatives, including $17 million of cost savings achieved year to date of approximately $30 million targeted for 2021
•	Announced acquisitions of PagoEfectivo and SafetyPay, leading open banking solutions in Latin America
•	Appointment of Mark Brooker brings deep iGaming experience and further strengthens Paysafe’s Board

Basis of Presentation

The financial information for the three and six months ended June 30, 2021 included in this press release reflect, and is based upon, information of Paysafe Limited after giving effect to the transaction with Foley Trasimene Acquisition Corporation II (“FTAC”) completed on March 30, 2021 (as further discussed below under Reorganization and Recapitalization (the “Transaction”). The comparative financial information for the three and six months ended June 30, 2020 is based upon information of Pi Jersey Holdco 1.5 Limited (the “Accounting Predecessor”), prior to giving effect to the Transaction. Prior to the Transaction, Paysafe Limited had no material operations, assets or liabilities.

As of December 31, 2020, an out of period adjustment related to the period ended March 31, 2020 was identified and corrected for the impairment of certain Digital Wallet’s intangible assets. This resulted in the overstatement of

Intangible assets, net and understatement of Impairment expense on intangible assets, net of $21.4 million ($15.8 million net of tax), respectively, as of March 31, 2020.  The prior period results have been revised to reflect the correction of this misstatement.

Second Quarter 2021 Summary of Consolidated Results

	Three months ended		Six months ended
	June 30,		June 30,
($ in thousands) (unaudited)	2021	2020	2021	2020
Revenue	$384,343	$341,034	$761,767	$700,699
Gross Profit (excluding depreciation and amortization)	$228,565	$214,789	$454,952	$445,066
Net income / (loss) attributable to the Company	$6,597	$(15,901)	$(54,050)	$(85,193)

Adjusted EBITDA	$118,804	$110,375	$232,034	$223,145
Adjusted EBITDA margin	30.9%	32.4%	30.5%	31.8%

Total revenue for the second quarter of 2021 was $384.3 million, an increase of 13%, compared to $341.0 million in the prior year. Growth was partially offset by an $8.8 million impact of a business divestiture (Pay Later) in October 2020. Excluding Pay Later, revenue increased 16%. Revenue performance compared to the prior year also reflects the impact of actions taken to improve the Company’s overall risk/reward profile in certain markets and channels, specifically related to the exit of certain clients in the direct marketing vertical, which had an unfavorable impact on growth.

Excluding the divested business and the direct marketing vertical, growth from all other revenue was approximately 23% compared to the prior year, reflecting growth from all three segments. In eCash Solutions, growth was supported by extended COVID-19 lockdowns in Europe and an associated increase in online consumer spending. In Integrated Processing, growth was driven by the U.S. acquiring business, which continued to benefit from the macroeconomic recovery, as well as growth across integrated eCommerce, including iGaming and other specialized eCommerce verticals. Digital Wallet growth was driven by favorable foreign currency movement, a higher level of sporting events as well as crypto and trading activity, partially offset by the impact of targeted actions and country exits that occurred in 2020.

Net income attributable to the Company for the second quarter was $6.6 million, compared to a loss of $15.9 million in the prior year. Results included a fair value gain on the measurement of the warrant liability at period-end. This increase was partially offset by a $20.1 million increase in interest expense, reflecting the expense of capitalized debt fees as a result of debt repayment, as well as the impact of income tax expense of $16.7 million in the second quarter compared with an income tax benefit of $2.7 million in the prior year.

Adjusted EBITDA for the second quarter was $118.8 million, an increase of 8%, compared to $110.4 million in the prior year. Adjusted EBITDA margin decreased 150 basis points to 30.9%, reflecting business mix, including the headwind from the high margin direct marketing vertical, as described above. These impacts were partially offset by strong cost optimization. Additionally, the prior year margin benefited from temporary cost reductions related to the COVID-19 pandemic.

Second quarter net cash from operating activities was negative $7.7 million, compared to positive $123.5 million in the prior year. Free cash flow was $54.6 million, compared to $96.2 million in the prior year.

Summary of Segment Results

	Three months ended			Six months ended
	June 30,		YoY	June 30,		YoY
($ in thousands) (unaudited)	2021	2020	change	2021	2020	change
Revenue:
Integrated Processing	$191,242	$178,397	7.2%	$368,145	$364,614	1.0%
Digital Wallet	$97,271	$91,108	6.8%	$192,194	$199,601	-3.7%
eCash Solutions	$103,876	$75,998	36.7%	$216,792	$145,067	49.4%
Intersegment	$(8,046)	$(4,469)	80.0%	$(15,364)	$(8,583)	79.0%
Total Revenue	$384,343	$341,034	12.7%	$761,767	$700,699	8.7%

Adjusted EBITDA:
Integrated Processing	$45,764	$52,050	-12.1%	$90,691	$107,264	-15.5%
Digital Wallet	$46,927	$40,305	16.4%	$84,700	$93,999	-9.9%
eCash Solutions	$43,033	$27,297	57.6%	$91,104	$50,164	81.6%
Unallocated Corporate	$(16,920)	$(9,277)	82.4%	$(34,461)	$(28,282)	21.8%
Total Adjusted EBITDA	$118,804	$110,375	7.6%	$232,034	$223,145	4.0%

Adjusted EBITDA margin:
Integrated Processing	23.9%	29.2%	(530) bps	24.6%	29.4%	(480) bps
Digital Wallet	48.2%	44.2%	400 bps	44.1%	47.1%	(300) bps
eCash Solutions	41.4%	35.9%	550 bps	42.0%	34.6%	740 bps
Total Adjusted EBITDA margin	30.9%	32.4%	(150) bps	30.5%	31.8%	(130) bps

Financial Guidance

($ in millions)	Q3 2021	Full Year 2021
Revenue	$360 – $375	$1,530 – $1,550
Gross Profit (excluding depreciation and amortization)	$210 – $220	$930 – $970
Adjusted EBITDA	$95– $110	$480 – $495

Refinancing

In the second quarter Paysafe refinanced its existing senior secured loan facility totaling $2.1 billion with a combination of a new $1.1 billion senior secured loan facility and $0.9 billion of senior secured notes, as well as increased its revolving credit facility from $225 million to $305 million. The refinancing extended the Company’s maturity profile, lowered its borrowing rate and improved Paysafe’s financial flexibility.

Webcast and Conference Call

Paysafe will host a live webcast to discuss the results today at 8:30 a.m. (EDT). The webcast and supplemental information can be accessed on the investor relations section of the Paysafe website at ir.paysafe.com. An archive will be available after the conclusion of the live event and will remain available via the same link for one year.

Time	Monday, August 16, 2021 at 8:30 a.m. EDT
Hosts	Philip McHugh, Chief Executive Officer and Director Izzy Dawood, Chief Financial Officer
Webcast	Go to the Investor Relations section of the Paysafe website to listen and view slides
Dial in	877-407-3037 (U.S. toll-free) 215-268-9852 (International)

About Paysafe

Paysafe Limited (“Paysafe”) (NYSE:PSFE) (PSFE.WS) is a leading specialized payments platform.  Its core purpose is to enable businesses and consumers to connect and transact seamlessly through industry-leading capabilities in payment processing, digital wallet, and online cash solutions. With over 20 years of online payment experience, an annualized transactional volume of US $92 billion in 2020, and approximately 3,400 employees located in 12+ global locations, Paysafe connects businesses and consumers across 70 payment types in over 40 currencies around the world. Delivered through an integrated platform, Paysafe solutions are geared toward mobile-initiated transactions, real-time analytics and the convergence between brick-and-mortar and online payments.  Further information is available at www.paysafe.com.

Contacts

Media

Kate Aldridge

Paysafe

kate.aldridge@paysafe.com

+44 750 079 7547

Investors

Kirsten Nielsen

Paysafe

+1 (646) 901-3140

kirsten.nielsen@paysafe.com

Reorganization and Recapitalization (the “Transaction”)

On March 30, 2021, Paysafe completed the previously announced transaction with FTAC, a special purpose acquisition company, which resulted in Paysafe Limited acquiring, and becoming the successor to, the Accounting Predecessor.  Simultaneously, it completed the merger with FTAC with an exchange of the shares and warrants issued by Paysafe Limited for those of FTAC.  The acquisition was accounted for as a capital reorganization followed by the merger with FTAC, which was treated as a recapitalization.  Following the transaction, both the Accounting Predecessor and FTAC are indirect wholly owned subsidiaries of Paysafe Limited.  Upon completion of the Transaction, the common stock and warrants began trading on the New York Stock Exchange under the ticker symbols “PSFE” and “PSFE WS,” respectively, on March 31, 2021.

Forward-looking Statements

This press release includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability.  Paysafe Limited’s (“Paysafe,” “PSFE” or the “Company”) actual results may differ from their expectations, estimates, and projections and, consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “anticipate,” “appear,” “approximate,” “believe,” “budget,” “continue,” “could,” “estimate,” “expect,” “forecast,” “foresee,” “guidance,” “intends,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “seek,” “should,” “would” and variations of such words and similar expressions (or the negative version of such words or expressions) may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. These forward-looking statements include, without limitation, Paysafe’s expectations with respect to future performance.

These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially, and potentially adversely, from those expressed or implied in the forward-looking statements. While the Company believes its assumptions concerning future events are reasonable, a number of factors could cause actual results to differ materially from those projected, including, but not limited to: cyberattacks and security vulnerabilities; complying with and changes in money laundering regulations, financial services regulations, consumer and business privacy and data use regulations or other regulations in Bermuda, the UK, Ireland, Switzerland, the United States, Canada and elsewhere; changes in our relationships with banks, payment card networks, issuers and financial institutions; risk related to processing online payments for merchants and customers engaged in the online gambling and foreign exchange trading sectors; risks related to our focus on specialized and high-risk verticals; risks related to becoming an unwitting party to fraud or be deemed to be handling proceeds of crimes being committed by customers; our ability to satisfy closing conditions related to acquisitions and risks associated with the integration of acquisitions; the effects of chargebacks, merchant insolvency and consumer deposit settlement risk; changes to our continued financial institution sponsorship; failure to hold, safeguard or account accurately for merchant or customer funds; risks related to the availability, integrity and security of internal and external IT transaction processing systems and services; failure of third parties to comply with contractual obligations; changes and compliance with payment card network operating rules; substantial and increasingly intense competition worldwide in the global payments industry; the COVID-19 pandemic, including the resulting global economic uncertainties; risks related to developing and maintaining effective internal controls over financial reporting; managing our growth effectively, including growing our revenue pipeline; any difficulties maintaining a strong and trusted brand; keeping pace with rapid technological developments; risks associated with the significant influence of our principal shareholders; terrorism; and other factors included in the “Risk Factors” in our Form 20-F and in other filings we make with the SEC, which are available at https://www.sec.gov. Readers are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made. The Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in their expectations with respect thereto or any change in events, conditions, or circumstances on which any statement is based, except as required by law.

Paysafe Limited Condensed Consolidated Balance Sheets (unaudited)

($ in thousands)	June 30, 2021	December 31, 2020
Assets
Current assets
Cash and cash equivalents	$247,801	$387,616
Customer accounts and other restricted cash, net of allowance for credit losses of $4,428 and $4,096, respectively	1,249,268	1,376,236
Accounts receivable, net of allowance for credit losses of $12,102 and $25,035, respectively	129,708	117,410
Settlement receivables, net of allowance credit losses of $4,571 and $5,859, respectively	170,890	223,083
Prepaid expenses and other current assets	72,780	63,252
Related party receivables - current	6,733	6,271
Contingent consideration receivable - current	2,964	26,668
Total current assets	1,880,144	2,200,536
Deferred tax assets	17,390	17,669
Property, plant and equipment, net	14,431	18,691
Operating lease right-of-use assets	35,574	40,187
Intangible assets, net	1,461,324	1,524,817
Goodwill	3,483,539	3,481,816
Contingent consideration receivable – non-current	—	125,107
Other assets – noncurrent	1,859	508
Total non-current assets	5,014,117	5,208,795
Total assets	$6,894,261	$7,409,331

Liabilities and equity
Current liabilities
Accounts payable and other liabilities	$211,433	$231,724
Short-term debt	6,280	15,400
Funds payable and amounts due to customers	1,404,975	1,552,187
Operating lease liabilities - current	8,635	8,969
Income taxes payable	7,355	8,161
Contingent consideration payable - current	10,495	5,820
Derivative financial liabilities, current	16,506	2,651
Total current liabilities	1,665,679	1,824,912
Non-current debt	2,114,909	3,246,871
Related party payables – non-current	—	195,228
Operating lease liabilities – non-current	30,489	34,540
Deferred tax liabilities	121,352	122,519
Warrant liabilities	194,044	—
Derivative financial liabilities - non-current	—	47,547
Liability for share-based compensation	12,153	—
Contingent consideration payable – non-current	4,142	3,742
Other liabilities - non-current	968	969
Total non-current liabilities	2,478,057	3,651,416
Total liabilities	4,143,736	5,476,328
Accumulated other comprehensive income / (loss)	2,039	(2,419)
Shareholders' equity in the Company	2,612,840	1,921,705
Non-controlling interest	137,685	11,298
Total shareholders' equity	2,750,525	1,933,003
Total liabilities and shareholders' equity	$6,894,261	$7,409,331

Paysafe Limited Condensed Consolidated Statements of Operations (unaudited)

	For the three months ended June 30,		For the six months ended June 30,
($ in thousands)	2021	2020	2021	2020
Revenue	$384,343	$341,034	$761,767	$700,699
Cost of services (excluding depreciation and amortization)	155,778	126,245	306,815	255,633
Selling, general and administrative	113,037	104,414	307,035	221,921
Depreciation and amortization	70,114	67,492	135,576	136,991
Impairment expense on intangible assets	1,357	5,038	1,935	79,403
Restructuring and other costs	4,518	4,359	7,488	10,006
(Gain) / loss on disposal of subsidiary and other assets, net	(28)	—	(28)	261
Operating income / (loss)	39,567	33,486	2,946	(3,516)
Other income / (expense), net	46,558	(9,498)	79,083	(24,578)
Interest expense, net	(62,650)	(42,531)	(125,019)	(80,754)
Income / (loss) before taxes	23,475	(18,543)	(42,990)	(108,848)
Income tax expense / (benefit)	16,690	(2,714)	10,754	(23,768)
Net income / (loss)	$6,785	$(15,829)	$(53,744)	$(85,080)
Less: net income attributable to non-controlling interest	188	72	306	113
Net income / (loss) attributable to the Company	$6,597	$(15,901)	$(54,050)	$(85,193)

Net income / (loss)	$6,785	$(15,829)	$(53,744)	$(85,080)
Other comprehensive income / (loss), net of tax of $0:
(Gain) / Loss on foreign currency translation	(12,956)	4,601	(4,458)	15,642
Total comprehensive income / (loss)	$19,741	$(20,430)	$(49,286)	$(100,722)
Less: comprehensive income attributable to non-controlling interest	188	72	306	113
Total comprehensive income / (loss) attributable to the Company	$19,553	$(20,502)	$(49,592)	$(100,835)

Paysafe Limited Condensed Consolidated Statements of Cash Flow (unaudited)

	Six Months Ended June 30,
($ in thousands)	2021	2020
Cash flows from operating activities
Net loss	$(53,744)	$(85,080)
Adjustments for non-cash items:
Depreciation and amortization	135,576	136,991
Unrealized foreign exchange loss / (gain)	2,245	(10,255)
Deferred tax expense / (benefit)	4,714	(24,547)
Interest expense, net	69,155	22,908
Share based compensation	84,117	—
Other (income) / expense, net	(75,901)	10,459
Impairment expense on intangible assets	1,935	79,403
Allowance for credit losses and other	9,600	27,897
(Gain) / loss on disposal of subsidiary and other assets, net	(28)	261
Non-cash lease expense	4,909	5,085
Movements in working capital:
Accounts receivable, net	(21,342)	(29,457)
Prepaid expenses, other current assets, and related party receivables	(9,282)	4,048
Settlement receivables, net	44,113	33,155
Accounts payable, other liabilities, and related party payables	(21,139)	(19,065)
Funds payable and amounts due to customers	(116,268)	(15,073)
Income tax payable	(17,650)	(1,688)
Net cash flows from operating activities	41,010	135,042
Cash flows in investing activities
Purchase of property, plant & equipment	(1,169)	(1,722)
Purchase of merchant portfolios	(36,703)	(3,241)
Purchase of other intangible assets	(37,452)	(28,034)
Net cash outflow on acquisition of subsidiary	(23,531)	—
Net cash flows used in investing activities	(98,855)	(32,997)
Cash flows from financing activities
Net cash inflow from reorganization and recapitalization	1,167,874	—
Payment of equity issuance costs	(149,496)	—
Proceeds from loans and borrowings	2,112,816	235,435
Repayments of loans and borrowings	(3,267,269)	(95,059)
Payment of debt issuance costs	(1,068)
Payments under derivative financial instruments, net	(31,515)	(2,617)
Cash outflow on foreign exchange forward contract	(6,504)
Proceeds under line of credit	300,000	205,867
Repayments under line of credit	(300,000)	(185,230)
Contingent consideration received	7,942	—
Contingent consideration paid	(1,002)	(748)
Net cash flows (used in) / provided by financing activities	(168,222)	157,648
Effect of foreign exchange rate changes	(40,716)	2,638
(Decrease) / increase in cash and cash equivalents, including customer accounts and other restricted cash during the period	$(266,783)	$262,331
Less: Net decrease in cash and cash equivalents classified within current assets held for sale	$—	$(1,422)
Net (decrease) / increase in cash and cash equivalents, including customer accounts and other restricted cash during the year	$(266,783)	$260,909
Cash and cash equivalents, including customer accounts and other restricted cash at beginning of the period (1)	1,763,852	1,382,361
Cash and cash equivalents at end of the period, including customer accounts and other restricted cash	$1,497,069	$1,643,270

	Six Months Ended June 30,
	2021	2020
Cash and cash equivalents	$247,801	$502,560
Customer accounts and other restricted cash, net	1,249,268	1,140,710
Total cash and cash equivalents, including customer accounts and other restricted cash, net	$1,497,069	$1,643,270

Non-GAAP Financial Measures

To supplement the Company’s condensed consolidated financial statements presented in accordance with generally accepted accounting principles, or GAAP, the company uses non-GAAP measures of certain components of financial performance. This includes Gross Profit (excluding depreciation and amortization), Gross Profit Margin (excluding depreciation and amortization), Adjusted EBITDA, Adjusted EBITDA margin, Free cash flow and Free cash flow conversion, which are supplemental measures that are not required by, or presented in accordance with, accounting principles generally accepted in the United States (“U.S. GAAP”).

Gross Profit (excluding depreciation and amortization) is defined as revenue less cost of services (excluding depreciation and amortization). Gross Profit Margin (excluding depreciation and amortization) is defined as Gross Profit (excluding depreciation and amortization) as a percentage of revenue. Management believes Gross Profit to be a useful profitability measure to assess the performance of our businesses and ability to manage cost.

Adjusted EBITDA is defined as net income/(loss) before the impact of income tax (benefit)/expense, interest expense, net, depreciation and amortization, share based compensation, impairment expense on intangible assets, restructuring and other costs, loss/(gain) on disposal of a subsidiaries and other assets, net, and other income/(expense), net. These adjustments also include certain costs and transaction items that are not reflective of the underlying operating performance of the Company. Adjusted EBITDA margin is defined as Adjusted EBITDA as a percentage of Revenue. Management believes Adjusted EBITDA to be a useful profitability measure to assess the performance of our businesses and improves the comparability of operating results across reporting periods.

Free cash flow is defined as net cash flows provided by/used in operating activities, adjusted for the impact of capital expenditure, payments relating to restructuring and other costs, cash paid for interest and movements in customer accounts and other restricted cash. Capital expenditure includes purchases of property plant & equipment and purchases of other intangible assets, including software development costs. Capital expenditure does not include purchases of merchant portfolios. Free cash flow conversion is defined as free cash flow as a percentage of Adjusted EBITDA. Management believes free cash flow to be a liquidity measure that provides useful information about the amount of cash generated by the business.

Management believes the presentation of these non-GAAP financial measures, including Gross Profit, Gross Profit Margin, Adjusted EBITDA and Adjusted EBITDA margin, when considered together with the Company’s results presented in accordance with GAAP, provide users with useful supplemental information in comparing the operating results across reporting periods by excluding items that are not considered indicative of Paysafe’s core operating performance.  In addition, management believes the presentation of these non-GAAP financial measures provides useful supplemental information in assessing the Company’s results on a basis that fosters comparability across periods by excluding the impact on the Company’s reported GAAP results of acquisitions and dispositions that have occurred in such periods. However, these non-GAAP measures exclude items that are significant in understanding and assessing Paysafe’s financial results or position. Therefore, these measures should not be considered in isolation or as alternatives to revenue, net income, cash flows from operations or other measures of profitability, liquidity or performance under GAAP.

You should be aware that Paysafe’s presentation of these measures may not be comparable to similarly titled measures used by other companies. In addition, the forward-looking non-GAAP financial measures of Adjusted EBITDA and Gross Profit provided herein have not been reconciled to comparable GAAP measures due to the inherent difficulty in forecasting and quantifying certain amounts that are necessary for such reconciliations.  We have reconciled the historical non-GAAP financial measures presented herein to their most directly comparable GAAP financial measures. A reconciliation of our forward-looking non-GAAP financial measures to their most directly comparable GAAP financial measures cannot be provided without unreasonable effort because of the inherent difficulty of accurately forecasting the occurrence and financial impact of the adjusting items necessary for such reconciliations that have not yet occurred, are out of our control, or cannot be reasonably predicted. For the same reasons, we are unable to address the probable significance of the unavailable information, which could be material to future results.

Reconciliation of GAAP Net Income / (Loss) to Non-GAAP Adjusted EBITDA

	Three months ended		Six months ended
	June 30,		June 30,
($ in thousands)	2021	2020	2021	2020
Net Income / (Loss)	$6,785	$(15,829)	$(53,744)	$(85,080)
Income tax expense / (benefit)	16,690	(2,714)	10,754	(23,768)
Interest expense, net	62,650	42,531	125,019	80,754
Depreciation and amortization	70,114	67,492	135,576	136,991
Share based compensation expense	3,276	—	84,117	—
Impairment expense on intangible assets	1,357	5,038	1,935	79,403
Restructuring and other costs	4,518	4,359	7,488	10,006
(Gain) / loss on disposal of subsidiaries and other assets, net	(28)	—	(28)	261
Other (income) / expense, net	(46,558)	9,498	(79,083)	24,578
Adjusted EBITDA	$118,804	$110,375	$232,034	$223,145
Adjusted EBITDA Margin	30.9%	32.4%	30.5%	31.8%

Reconciliation of Operating Cash Flow to Non-GAAP Free Cash Flow

	Three months ended		Six months ended
	June 30,		June 30,
($ in thousands)	2021	2020	2021	2020
Net cash (outflows)/ inflows from operating activities	$(7,730)	$123,463	$41,010	$135,042
Capital Expenditure	(23,215)	(14,848)	(38,621)	(29,756)
Cash paid for interest	19,011	19,560	55,864	57,846
Payments relating to Restructuring and other costs	725	7,282	4,180	12,124
Movement in Customer Accounts and other restricted cash	65,805	(39,219)	100,691	5,369
Free Cash Flow	$54,596	$96,238	$163,124	$180,625
Adjusted EBITDA	118,804	110,375	232,034	223,145
Free Cash Flow Conversion	46%	87%	70%	81%

Reconciliation of GAAP Gross Profit to Non-GAAP Gross Profit (excluding depreciation and amortization)

	Three months ended		Six months ended
	June 30,		June 30,
($ in thousands)	2021	2020	2021	2020
Revenue	$384,343	$341,034	$761,767	$700,699
Cost of services (excluding depreciation and amortization)	155,778	126,245	306,815	255,633
Depreciation and amortization	70,114	67,492	135,576	136,991
Gross Profit (1)	$158,451	$147,297	$319,376	$308,075
Depreciation and amortization	70,114	67,492	135,576	136,991
Gross Profit (excluding depreciation and amortization)	$228,565	$214,789	$454,952	$445,066

(1)	Gross Profit has been calculated as revenue, less cost of services and depreciation and amortization. Gross profit is not presented within the Company's consolidated financial statements.